ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE 414.319.7024 gbishop@foley.com EMAIL CLIENT/MATTER NUMBER 052560-0725

May 27, 2026

Mr. James Giugliano Office of Trade & Services Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549

Re:    The Marcus Corporation
Form 10-K for the Fiscal Year Ended December 31, 2025
File No. 001-12604

Dear Mr. Giugliano:
On behalf of The Marcus Corporation (the “Company”), set forth below is the response of the Company to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated May 14, 2026, with respect to the above-referenced filing, the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2025 (the “Form 10-K”). The numbered item set forth below repeats (in bold italics) the comment of the Staff reflected in the comment letter, and following such comment is the response of the Company (in regular type).
Capitalized terms used but not defined in this letter have the meanings given to such terms in the Form 10-K. References to page numbers in this letter are to page numbers in the Form 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2025
Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations, page 55
1.Please tell us how you computed the fiscal 2024 debt conversion expense referencing authoritative literature you relied upon. In doing so, please explain why the repurchase impacted equity as evidenced by the "Convertible Senior note repurchase" line item in your Consolidated Statements of Shareholders' Equity.
Response:

        The Company evaluated the accounting for the 2024 convertible senior note repurchases in accordance with ASC 470-20-40-13 through 40-17, which addresses the accounting for changes made by the debtor to the conversion privileges for the purpose of inducing conversion.
AUSTIN | BOSTON | BRUSSELS | CHICAGO | DALLAS | DENVER | DETROIT | HOUSTON | JACKSONVILLE | LOS ANGELES
MADISON | MEXICO CITY | MIAMI | MILWAUKEE | NASHVILLE | NEW YORK | ORLANDO | RALEIGH | SACRAMENTO |
SALT LAKE CITY | SAN DIEGO | SAN FRANCISCO | SILICON VALLEY | TALLAHASSEE | TAMPA | TOKYO | WASHINGTON, D.C.
4912-7375-8879.1

U.S. Securities and Exchange Commission
May 27, 2026

The Company determined that both criteria in paragraph 40-13 were met and accounted for the convertible notes repurchases as induced conversions. At the time of the repurchases the Company had not yet adopted ASU 2024-04.

Pursuant to ASC 470-20-40-16, the fair value of the additional securities or other consideration issued to induce conversion in excess of the fair value of the securities issuable pursuant to the original conversion terms is recognized as an expense. The fair value of the additional securities or other consideration shall be determined on the date the inducement offer is accepted. The debt conversion expense was calculated as the amount of consideration due to holders upon execution of the repurchase agreements in excess of the contractual value due to the holders upon a conversion in accordance with the original conversion terms.

Pursuant to ASC 470-20-40-4, the value deliverable upon conversion (including a conversion into cash where the original conversion terms permit the issuer to settle a conversion in cash, as these convertible senior notes permitted) is first used to reduce the carrying value of the converted debt (including any unamortized premium, discount, or issuance costs), then any remaining cash transferred for the conversion is recognized in the capital accounts. This excludes the inducement expense calculated pursuant to ASC 470-20-40-16 (as discussed above). The repurchase of the convertible senior notes impacted equity (additional paid-in capital) by the amount in which the contractual conversion value pursuant to the original conversion terms exceeded the carrying value of the convertible senior notes.

* * *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 319-7024.
Very truly yours,

/s/ Garrett F. Bishop
Garrett F. Bishop
Foley & Lardner LLP

Cc:     Adam Phippen, U.S. Securities and Exchange Commission
    Chad Paris, The Marcus Corporation